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EXHIBIT 23(N)

                         SELECTED AMERICAN SHARES, INC.
                          SELECTED SPECIAL SHARES, INC.
                       SELECTED CAPITAL PRESERVATION TRUST
                                ("SELECTED FUNDS)

                           PLAN PURSUANT TO RULE 18F-3
                                JANUARY 30, 2004

Selected American Shares, Inc., Selected Special Shares, Inc., and Selected Capital Preservation Trust (each a "Fund" and jointly the "Selected Funds") elect to offer different Classes of shares of their common stock (or shares of beneficial interest) pursuant to Rule 18f-3 under the following plan ("Plan").

(a) Directors Determine Class Characteristics: The characteristics of each Class of shares (and any exchange privileges) are determined by the Board of Directors and may be amended by the Board of Directors from time-to-time and the amendments are effective when published in the Selected Funds' prospectuses and/or statements of additional information.

(b) Selected Funds Offer Two Classes of Shares: Selected Funds Plan encompasses two Classes of shares:

     (1) Class A Shares: Class A shares (Advisor Shares) sold at net asset value with no front-end or back-end sales charge, and subject to distribution fees (Rule 12b-1 fees) at an annual rate of up to 25 basis points (0.25%).

     (2) Class D Shares: Class D shares (Direct Shares) sold at net asset value with no front-end or back-end sales charge and not subject to any distribution fees (Rule 12b-1 fees). Class D shares may be limited to certain types of investors as determined by the Board of Directors from time-to-time and published in the Selected Funds' prospectus and/or statement of additional information.

(c) Exchange Privileges: The exchange privileges are established by the Board of Directors from time-to-time and published in the Selected Funds' prospectus and/or statement of additional information. In summary, for a nominal exchange fee (or for no fee), shares of a Class of one Fund may be exchanged for shares of the same Class of another Fund at net asset value.

(d) Income and Expenses: Income, realized and unrealized capital gains and losses and expenses not allocated to a particular Class are allocated to each Class on the basis of relative net assets. The following expenses are allocated to a particular Class:

     (1) Rule 12b-1 expenses
     (2) Incremental transfer agency expenses
     (3) Other expenses if actually incurred at the Class level and not at the Fund level

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(e) Voting Rights: Each Class will vote separately with respect to any matter as required by applicable law or which separately affects that Class.

(f) Adoption and Amendment:

     (1) Rule 18f-3: This Plan is adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940.

     (2) Initial Approval: This Plan shall become effective upon approval by a majority of the board of directors/trustees, including a majority of those directors/trustees who are not interested persons of the Selected Funds finding that the Plan, including the expense allocation, is in the best interests of each Class individually and the Fund as a whole. Before any vote on the Plan, the directors/trustees shall request and evaluate such information as may be reasonably necessary to evaluate the Plan.

     (3) Amendments: This Plan may be amended at any time by the directors/trustees following the same procedures as required for initial approval.